Exhibit 99.1

For Immediate Release

YY Group Expands Integrated Facility Management Portfolio with 24IFM Acquisition, Projects S$17.04 Million in Revenue from Singapore’s Multi-Billion Dollar Market

SINGAPORE, June 10, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), is pleased to announce the assets acquisition of the Managing Facilities Applications, which will be branded as 24IFM, marking a strategic expansion into the property and facility management sector. This move is expected to diversify YY Group's service offerings and create a new revenue stream through application subscriptions.

Enhancing Client Experience with 24IFM

24IFM, a cutting-edge property and facility management app, offers a comprehensive suite of features tailored to streamline operations for managing agents and homeowners. These include:

●	Booking Facilities: Simplify the process of reserving property amenities.

●	Finding Tutors and Coaches: Seamlessly connect with local experts.

●	Property Insights: Access valuable data on property trends and maintenance schedules.

●	Service Marketplace: Address household concerns with trusted service providers.

●	Quarterly Invoicing and Online Payments: Automate and facilitate payment processes.

By transitioning these traditionally offline activities into a seamless digital platform, 24IFM eliminates the need for in-person interactions, offering users unparalleled convenience and efficiency.

A Strategic Vision

YY Group’s acquisition of 24IFM aligns with the company’s long-term goal of delivering value-added services to its clients while tapping into new revenue opportunities. This platform is set to enhance the Company's IFM capabilities, offering clients a one-stop, cost-effective solution.

“As we integrate 24IFM into our portfolio, we’re committed to continuous innovation, ensuring the app evolves to meet user needs with new features and an enhanced user experience,” said Mike Fu, Chief Executive Officer and Executive Director at YY Group Holding Limited.

24IFM application.

A Growing Market

The integrated facility management market in Singapore is experiencing steady growth, with estimates suggesting a market size of US$3.65 billion in 2025, projected to reach US$4.25 billion by 2030 at a compound annual growth rate (CAGR) of 3.1%.

This growth reflects an increasing demand for digital transformation and smart solutions in property management. 24IFM alone is projected to generate S$17.04 million (approximately US$13.24 million) in revenue by 2029, underscoring its robust market potential and strategic importance for YY Group.

Future Roadmap

The Operations and IT teams at YY Group are collaborating to ensure a seamless transition for existing and new users of 24IFM. With a clear roadmap for further app development, YYGH aims to maintain its competitive edge by continuously enhancing the platform's functionality and user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the integrated facility management market in Singapore, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations, and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About 24IFM:
24IFM is a revolutionary digital platform designed to streamline property and facility management for managing agents and homeowners. With its comprehensive suite of features, including facility booking, property insights, service marketplaces, and automated invoicing with online payments, 24IFM simplifies complex processes and enhances user convenience. By integrating technology into everyday property management tasks, 24IFM delivers a seamless experience, making it a trusted partner in modern property solutions.

About YY Holdings Limited:
YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com